Mail Stop 3561

August 5, 2009

Brian Burden,
Executive Vice President and Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W. Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2MI

      Re: **TransAlta Corporation**
             Form 40-F for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             File No. 001-15214

Dear Mr. Burden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1. We note that in your Exhibit Index located on page 7 of your Form 40-F that you list your Annual Information Form as Exhibit 13.1, your Consolidated Audited Financial Statements for the year ended December 31, 2008 as Exhibit 13.2 and your Management's Discussion and Analysis as Exhibit 13.3. However, you did not file actually file these documents as exhibits to your filing. Please file each of these exhibits. Also, please either incorporate each of these exhibits by reference into your Form 40-F or include each of these sections in

your Form 40-F before your authorized representative's signature, or clarify that these sections are part of your Form 40-F. In this regard, we note that even though Form 40-F requires you to include your Annual Information Form as part of your filing you do not appear to have incorporated it into your Form 40-F or included it before the signature of your authorized representative. Please see General Instruction B(3) of Form 40-F.

2009 Renewal Annual Information Form

Indebtedness of Directors, Executive Officers and Senior Officers, page 38

2. We note your statement that nothing but routine types of indebtedness are outstanding to you from any of your directors, nominees for election as directors, executive officers, senior officers or associate of any such directors, nominees or officers. Please explain what you mean by "routine indebtedness" and please clarify whether you are referring to "indebtedness" as defined in Section 402 of the Sarbanes-Oxley Act of 2002.

Form 6-K filed March 17, 2009

Exhibit 99.1 – Management Proxy Circular

Statement of Executive Compensation, page 17

CEO - Reconciliation of Amendments to As Reported Performance, page 22

3. We note your disclosure on page 23 that the annual incentive awarded to the CEO for 2008 was 134.4% of target. In future filings, please provide additional analysis as to how the Human Resources Committee arrived at its calculation of 134.4% of target. Also, please provide further analysis as to how you calculated the final target percentage for each executive officer. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revision.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director